August 11, 2008

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Modigene Inc.
Form 10-KSB for the Year Ended December 31, 2007
Filed March 31, 2008
File No. 000-52691

Ladies and Gentlemen:

We are in receipt of the Staff’s letter dated July 25, 2008, containing certain comments to our Form 10-KSB for the year ended December 31, 2007 (the “Form 10-KSB”). Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response of the Company with respect thereto.

General

1.	Please confirm that you will correct the file number to 000-52691 on the cover page of your documents in future filings.

1.   The Company hereby confirms that it will use the correct file number 000-52691 on the cover page of its documents in future filings.

Item 7. Financial Statements

Notes to Consolidated Financial Statements

Note 1: - General

b. Reverse Acquisition of Modigene Inc., a Delaware corporation, page 50

2.
We have read your combined response to prior comments two and three. However, your response did [not] address how your accounting treatment complies with generally accepted accounting principles. Therefore, we reissue these comments. Also, it appears that your response is inconsistent with the accounting treatment of the Merger. Please explain to us the following:

•
In your response you state that “Considering these merger ownership data, the Company determined that in the absence of a majority owner of either Private Modigene or the Pre-Merger Public Company, and with voting and managerial control split among various parties of the transaction, it was reasonable to treat such a transaction as a purchase rather than as a reverse acquisition and to determine the new group of shareholders to be the accounting acquirer for accounting purposes.” Please cite the specific GAAP literature which supports that the transaction is a purchase and the new group of shareholders is the accounting acquirer. Also, explain to us how Modigene Delaware or the Pre-Merger Public Company meets the definition of a business under EITF 98-3.

•
Further, on page 50 you disclose that the accounting treatment of the Merger as a recapitalization. Please tell us why this accounting treatment is not appropriate since it appears that the substance of the transaction was to merger Modigene Delaware, a private development stage enterprise, with a public shell and continue the operations of Modigene Delaware as a public company with additional capital.

•
Please tell us your basis under GAAP, including the authoritative literature relied upon, for treating the shares issued or exchanged in the transaction as a form of compensation for R&D services rendered based on the price paid in cash by the new group of investors with a corresponding credit in stockholders’ equity.

2.   We will amend our financial statements in accordance with your instructions and file an amended 10-KSB for 2007, and an amended 10-Q for the quarter ending March 31, 2007, within the next 7 days.

Item 8A(T). Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 66

3.
In your response to prior comment four you state that “Most of the controls currently in place are in compliance with the COSO framework, and the company is in the process of formally adopting the COSO framework.” Please explain to us which controls are not in compliance with the COSO framework and how the framework currently utilized by management complies with Rule 13a-15(c) or Rule 15d-15(c) of the Exchange Act. In addition, please confirm that you will provide disclosure in future filings that identified the framework used to by management to evaluate the effectiveness of your internal control over financial reporting.

3.   We are not aware of any controls that are not in compliance with the COSO framework. We used the phrase “most of the controls currently in place are in compliance with the COSO framework” in our initial response because the Company is currently in the process of formally adopting the COSO framework and, until such adoption is completed, we are not in a position to state that the Company is in full compliance with the COSO standard, although we strongly believe this to be the case. Our COSO framework adoption is expected to be finalized by September 15 2008.

We hereby confirm that the Company will continue to provide disclosures in future filings that will identify the framework used by management to evaluate the effectiveness of the Company’s internal control of financial reporting.

Please do not hesitate to call Mr. Novik at +972-54-220-7949 if you have any further questions or if we can be of further assistance.

Very truly yours,

Modigene Inc.

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	President